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                 May 18, 2022

       Joseph Wiley
       Chief Executive Officer
       Amryt Pharma plc
       Dept 920a 196 High Road, Wood Green
       London, United Kingdom, N22 8HH

                                                        Re: Amryt Pharma plc
                                                            Registration
Statement on Form F-3
                                                            Filed May 11, 2022
                                                            File No. 333-264869

       Dear Dr. Wiley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-
       5019 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Boris Dolgonos, Esq.